Exhibit 99.1

Joint Filing Agreement

The undersigned agree to file jointly with the U.S. Securities and Exchange Commission the Schedule 13D, and all amendments thereto, required by Commission Rules with respect to their ownership of Phoenix Footwear Group, Inc. Common Stock, par value $.01 per share.

Dated: August 1, 2011

RIEDMAN CORPORATION

By:	/s/ James R. Riedman
James R. Riedman, President

/s/ James R. Riedman
James R. Riedman